SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission File Number 1-5725

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Quanex Corporation 401 (k) Savings Plan for Hourly Employees

	B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quanex Corporation
1900 West Loop South, Suite 1500
Houston, TX 77027

INDEPENDENT AUDITORS’ REPORT

The Benefits Committee

Quanex Corporation

Houston, Texas

Re:  Quanex Corporation 401(k) Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation 401(k) Savings Plan for Hourly Employees (“the Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of investments as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
DELOITTE & TOUCHE, LLP

Houston, Texas
June 25, 2003

QUANEX CORPORATION

QUANEX CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

		DECEMBER 31,
		2002	2001
Assets:
	Investments at fair value (see Note C)	$21,172,621	$22,676,174

	Participant loans	1,021,288	1,031,673

	Employee contributions receivable	83,493	76,459
	Employer contributions receivable	80,477	66,366
		163,970	142,825

Net assets available for benefits		$22,357,879	$23,850,672

See notes to financial statements.

QUANEX CORPORATION

QUANEX CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

	DECEMBER 31,
	2002	2001
Investment income:
Interest and dividends	$367,417	$584,092
Net depreciation in fair value of investments (see Note C)	(2,705,641)	(1,773,034)
	(2,338,224)	(1,188,942)

Contributions:
Employer (net of forfeitures)	928,242	875,698
Employee	1,017,638	991,054
	1,945,880	1,866,752

Interest on participant loans	81,590	83,773
Total additions	(310,754)	761,583

Benefit payments	1,140,070	1,873,626
Administrative fees (see Note D)	3,529	3,986
Total deductions	1,143,599	1,877,612

Transfers of plan assets (see Note G)	(38,440)	1,616,752

(Decrease) Increase in net assets available for benefits	(1,492,793)	500,723

Net assets available for benefits:
Beginning of year	23,850,672	23,349,949
End of year	$22,357,879	$23,850,672

See notes to financial statements.

QUANEX CORPORATION

QUANEX CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

Schedule H, Line 4i - Schedule of Assets (Held At End of Year),

December 31, 2002

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost (1)	Current Value
*	Fidelity Puritan Fund	Mutual fund		$352,257
*	Fidelity Magellan Fund	Mutual fund		3,304,324
*	Fidelity Contrafund	Mutual fund		1,970,163
*	Fidelity Growth & Income Fund	Mutual fund		3,429,491
*	Fidelity Independence Fund	Mutual fund		1,672,672
*	Fidelity Overseas Fund	Mutual fund		186,768
*	Fidelity Balanced Fund	Mutual fund		1,522,867
*	Fidelity Blue Chip Fund	Mutual fund		588,193
*	Fidelity Asset Manager Fund	Mutual fund		127,359
*	Fidelity Low-Priced Stock Fund	Mutual fund		255,771
*	Fidelity Government Money Market Fund	Mutual fund		4,187,821
*	Fidelity Common/Commingled trust	Mutual fund		2,563,922
	Templeton Foreign Fund	Mutual fund		246,080
	Neuberger & Berman Partners Trust Fund	Mutual fund		26,458

	Total Mutual Fund Assets			20,434,146

*	Quanex Corporation	Unitized common stock		738,475

	Participant loans	Loans to participants, bearing interest rates from 5.25% to 9.50%, maturing within eighteen months to seven years		1,021,288

	Total Investments			$22,193,909

* Party-in-Interest
(1) Cost has been omitted because all investments are participant directed.

QUANEX CORPORATION

401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

A.                                   DESCRIPTION OF THE PLAN

The following description of the Quanex Corporation 401(k) Savings Plan for Hourly Employees (the “Plan”), formerly the Nichols 401(k) Savings Plan for Hourly Employees, provides only general information.  Participants should refer to the Plan document for more complete information.

(1)                                  General.  The Plan, sponsored by Quanex Corporation (the “Company”) was established on October 1, 1987 and was amended and restated effective January 1, 1998.   The Plan is a defined contribution plan, which covers substantially all union hourly employees of the Davenport, Iowa; Decatur, Alabama; and Hamel, Minnesota facilities.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Fidelity Management Trust Company (“Fidelity” or the “Trustee”) holds the assets of the Plan in trust.  The Benefits Committee (the “Committee”), appointed by the Company’s Board of Directors, serves as the Plan administrator.

Effective July 1, 2001, the union employees of Temroc Metals, Inc. became participants of the Plan.

(2)                                  Contributions.  Participants may elect to reduce the current level of their compensation from 1% to 15% by contributing on a pre-tax basis as defined by the Plan agreement.  Participants may also contribute in half percentages.  Company contributions are made based on a percentage of the employee’s compensation for each individual with at least one year of service.

(3)                                  Participant Accounts.  Each participant’s account is credited with the participant’s contribution, the employer’s contribution, and the participant’s pro rata share of investment earnings.  Investment earnings allocations are based on individual participant account balances as of the end of the period in which the income is earned.

(4)                                  Vesting.  Participants are immediately vested in their contributions and earnings thereon.  Vesting in the employer contribution is based on years of credited service.  A participant is 20% vested for each year of credited service and fully vested after five years.  If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.  Amounts forfeited and utilized to reduce employer contributions during 2002 and 2001 were $ 4,377 and $10,239, respectively.  At December 31, 2002 and 2001, $-0- and $5, respectively, of nonvested forfeited accounts were available to reduce future employer contributions.

(5)                                  Payment of Benefits.  The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions.  Upon termination of service, a participant may elect to receive a lump-sum distribution equal to the total amount of vested benefits in his or her account. Terminated participants with account balances of less than $5,000 will automatically receive a lump sum distribution.

(6)                                  Loans.  Loans may be granted to a participant of the Plan at the Committee’s discretion.  Loan terms range up to five years or seven years if used for the purchase of a primary residence.  The loans bear a reasonable rate of interest established by the Committee.  Interest on the loan is allocated to the borrower’s participant account.

B.                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)                                  Accounting Basis.  The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

(2)                                  Investment Valuation.  Investments are reflected at fair value in the financial statements.  Fair value of mutual fund assets is determined using a quoted net asset value.  Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price.  The recorded value of the common/commingled trust is at face value, which is fair value.  Participant loans are stated at cost, which approximates fair value.  The sale or purchase of securities is recorded on the trade date.  Interest income is recorded as earned on the accrual basis.  Dividends are recorded on the ex-dividend date.  The net depreciation in fair value of investments consists of the net change in both the unrealized appreciation (depreciation) in fair value of investments and the net realized gains (losses) upon the sale of investments.  The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

(3)                                  Use of Estimates.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

(4)                                  Risks and Uncertainties – The Plan, through its investment options, holds various investments including foreign and domestic corporate debt and equity securities as well as obligations of the United States government.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(5)                                  Administrative Expenses.  The Company pays all administrative expenses of the Plan, except for loan set up and carrying fees, and redemption fees imposed on certain Fidelity funds.

(6)                                  Payment of Benefits.  Benefit payments are recorded when paid.

C.                                     INVESTMENTS

The following are investments that represent 5 percent or more of the Plan’s net assets.

	December 31, 2002		December 31, 2001
	Shares	Amount	Shares	Amount
Fidelity Magellan Fund	41,848	$3,304,324	38,591	$4,021,966
Fidelity Contrafund	51,040	1,970,163	48,848	2,089,242
Fidelity Growth and Income Fund	113,147	3,429,491	107,509	4,018,693
Fidelity Independence Fund	127,978	1,672,672	114,831	1,810,889
Fidelity Balanced Fund	114,587	1,522,867	109,258	1,627,945
Fidelity Government Money Market Fund	4,187,821	4,187,821	4,059,124	4,059,124
Fidelity Common / Commingled Trust	2,563,922	2,563,922	2,497,444	2,497,444

During the years ended December 31, 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

	2002	2001
Mutual funds	$(2,824,347)	$(2,253,298)
Quanex unitized common stock	118,706	480,264
	$(2,705,641)	$(1,773,034)

D.                                    RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.   Fees paid by the Plan for the investment management services amounted to $3,529 and $3,986 for the years ended December 31, 2002 and 2001, respectively.  In addition, the Plan invests in shares of Quanex Corporation unitized common stock.  Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions.   As of December 31, 2002 and 2001, the value of Quanex Corporation unitized common stock held by the Plan was $738,475 and $807,516, respectively.

E.                                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA.  In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.                                      FEDERAL INCOME TAX STATUS

The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service. The Plan has received a favorable letter of tax determination dated December 16, 2002.   As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”) and, as a result, is exempt from federal income tax under Section 501(a) of the Code.  The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.                                     TRANSFER OF ASSETS

Account balances and participant loans of $(38,440) and $183,855 were transferred between the Plan and the Quanex Corporation 401(k) Savings Plan in plan years 2002 and 2001, respectively.

The assets of the Temroc Metals, Inc. Bargaining Unit Employees’ 401(k) Plan, totaling $1,432,897, were transferred to the Plan on July 2, 2001.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Quanex Corporation 401 (k) Savings Plan for Hourly Employees

Date: June 30, 2003	/s/ Ricardo Arredondo
Ricardo Arredondo, Benefits Committee

INDEX TO EXHIBITS

23.1	Independents Auditor’s Consent
99.1	Certification by chief financial officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification by chief executive officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002